William T. Connolly, Jr., CFA
Senior Managing Director
Head of Global Distribution
Putnam Investments
One Post Office Square
Boston, Massachusetts 02109

August 2007

Dear Investment Colleague:

I am writing to tell you that the Board of Trustees of the Putnam Funds has approved in principle the merging of Putnam High Yield Municipal Trust into Putnam Managed Municipal Income Trust.

We believe shareholders would benefit from the merger because it would combine two similar closed-end funds into one with greater asset size. Currently, the funds share the same portfolio team, research process, and investment objective — to seek to provide high current income free from federal income tax. We also believe that merging the funds would allow for greater management efficiencies, which can help to reduce fund expenses.

Your clients who own the funds will be asked to vote on the proposed merger. A prospectus/proxy statement containing more information will be mailed to your clients in the coming weeks. The shareholder meeting to consider approving the merger has been set for October 15, 2007. If approved, the merger is expected to occur later in October. The completion of the merger is subject to significant conditions, including SEC review and shareholder approval.

The following key points could help you respond to any questions your clients may have:

• In the proposed merger, common shares of Putnam High Yield Municipal Trust would be exchanged for common shares of Putnam Managed Municipal Income Trust, with an equal net asset value, on a tax-free basis. Preferred shares would be exchanged with an equal aggregate liquidation preference (face amount).

• Both common and preferred shareholders of both funds must approve the merger.

• In addition, preferred shareholders of Putnam Managed Municipal Income Trust are being asked to approve the authorization, creation, and issuance of additional preferred shares.

• The investment objectives and policies of the funds are substantially identical: The funds seek to provide high current income free from federal income tax. The prospectus/proxy statement will include a detailed comparison of the funds’ risks and investment strategies.

• Both funds are leveraged.

• Both funds invest in investment-grade and below-investment-grade municipal bonds, and have similar portfolio composition.

• Putnam’s experienced Core Fixed-income Team, which manages both funds, will work to oversee a smooth transition of the investment portfolios. The team has delivered solid results with Putnam Managed Municipal Income Trust.

FOR DEALER USE ONLY
Putnam Retail Management    247165 8/07

Putnam Managed Municipal Income Trust total returns as of 6/30/07
	at NAV	at market price

1 year	5.28%	15.55%

3 years	7.15	10.45

5 years	6.45	6.26

10 years	5.11	3.36

Life of fund (inception 2/24/89)	6.85	6.19

Please note, it is currently expected that the merger will be a tax-free transaction, although there can be no assurance of the tax treatment. However, any sale of fund shares or exchange investors make prior to the merger is a taxable event.

Thank you for the time you take to advise your clients about the mergers. If you have any questions regarding them, please call Putnam Dealer Marketing Services at 1-800-354-4000. Thanks for your continued support of Putnam Investments.

Sincerely,

__________________________

Data is historical. Past performance is no guarantee of future results. More recent returns may be less or more than those shown. Investment return, net asset value, and market price will fluctuate, and you may have a gain or a loss when you sell your shares. Performance does not reflect taxes on reinvested distributions.

Lower-rated bonds may offer higher yields in return for more risk. Funds that invest in bonds are subject to certain risks including interest-rate risk, credit risk, and inflation risk. As interest rates rise, the prices of bonds fall. Long-term bonds are more exposed to interest-rate risk than short-term bonds. Unlike bonds, bond funds have ongoing fees and expenses. The fund uses leverage, which involves risk and may increase the volatility of the fund’s net asset value. The fund’s shares trade on a stock exchange at market prices, which may be lower than the fund’s net asset value.

Your clients should carefully consider the investment objective, risks, charges, and expenses of a fund before investing. For information for any Putnam fund or product, call Putnam Dealer Marketing Services at 1-800-354-4000.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund, nor is it a solicitation of any proxy. For more information regarding the Putnam Funds, or to receive a free copy of materials filed with the SEC, including a prospectus/proxy statement relating to the proposed mergers (and containing important information about fees, expenses, and risk considerations) once a registration statement relating to such merger has been filed with the SEC and becomes effective, please visit www.putnam.com. Free copies of such materials can also be found on the SEC’s Web site (http://www.sec.gov). Please read any applicable prospectus/proxy statement carefully before making any investment decisions.